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Exhibit 99.(a)(6)

PHOENIX TECHNOLOGIES LTD.

SUPPLEMENT
TO
OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

December 21, 2001

The offer and your participation and withdrawal rights expire at 9:00 P.M., Pacific
Daylight Time, on Tuesday, January 8, 2002 (unless the offer is extended).

    The information provided in this Supplement amends and/or supplements information contained in the documents listed below, which were distributed to eligible optionholders of Phoenix Technologies Ltd. on December 6, 2001 in connection with our offer to exchange certain outstanding options to purchase our common stock:

  •
  the Offer to Exchange Certain Outstanding Stock Options for New Options dated December 6, 2001 (the "Offer to Exchange");

  •
  the Memorandum from Human Resources to Holders of Certain Phoenix Technologies Ltd. Stock Options dated December 6, 2001 (the "Memorandum from Human Resources");

  •
  the Election Form;

  •
  the Notice to Change Election from Accept to Reject; and

  •
  the form of Promise to Grant Stock Option(s).

These documents (the "Offer Documents"), together with this Supplement (as they may be amended from time to time), constitute the "offer." Except as provided in this Supplement, this Supplement does not alter the terms and conditions of the offer and should be read in conjunction with the Offer to Exchange, the Memorandum from Human Resources, the Election Form, the Notice to Change Election from Accept to Reject and the form of Promise to Grant Stock Option(s) (each as amended by this Supplement).

    This Supplement is being transmitted to you by e-mail. Hard copies of this Supplement, the Offer to Exchange, the Memorandum from Human Resources, the Election Form, the Notice to Change Election from Accept to Reject, the form of Promise to Grant Stock Option(s), SEC filings made in connection with the offer and SEC filings incorporated by reference into the Offer to Exchange are available for inspection and copying at Phoenix's principal executive offices. You may request a copy of these documents, free of charge, by contacting us at:

        Phoenix Technologies Ltd.
        Attention: Susan Grondahl
        411 East Plumeria Drive
        San Jose, California 95134
        Telephone: (408) 570-1076

1.  Offer Period.

    The offer is currently scheduled to expire at 9:00 P.M., Pacific Daylight Time, on January 8, 2002, and we expect to cancel options on January 9, 2002, or as soon as possible thereafter. The expiration date of 9:00 P.M., Pacific Daylight Time, on January 8, 2002 and the expected cancellation date of January 9, 2002 replace each reference in the Offer Documents to an expiration date of 9:00 P.M., Pacific Daylight Time, on January 4, 2002 and an expected cancellation date of January 7, 2002.

    If the offer is extended, we will make a public announcement of the extension no later than 6:00 A.M., Pacific Daylight Time, on the next business day following the previously scheduled expiration of the offer period. Any extension of the offer will also extend the date on which the new options are granted until the first business day that is at least six months and one day after the date we cancel the options accepted for exchange.

2.  Deadline for Withdrawal or Change of Tender.

    You may withdraw your tendered options or change your election regarding the tender of particular options at any time before 9:00 P.M., Pacific Daylight Time, on January 8, 2002. If we extend the offer beyond that time, you may withdraw your tendered options or change your election regarding the tender of particular options at any time until the extended expiration of the offer. In addition, if we have not accepted your tendered options for exchange by 9:00 P.M., Pacific Daylight Time, on February 6, 2002, you may withdraw your tendered options at any time after February 6, 2002.

3.  Grant Date of New Options.

    If we cancel tendered options on January 9, 2002, which is the scheduled date for the cancellation of the options (the day following the expiration date of the offer), the new options will be granted on or about July 10, 2002. The expected grant date for the new options of July 10, 2002 replaces each reference in the Offer Documents to an expected grant date of July 8, 2002.

4.  Certain Risks of Participating in the Offer.

    The first paragraph of the section of the Offer to Exchange entitled "Certain Risks of Participating in the Offer" is replaced in its entirety by the following:

      "Participation in the offer involves a number of potential risks, including those described below. This list and the risk factors included under the heading entitled "Business Risks" in our annual report on Form 10-K, which we filed with the SEC on December 5, 2001, highlight the material risks of participating in this offer. Eligible participants should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. In addition, we strongly urge you to read the rest of this Offer to Exchange, along with the related memorandum from Human Resources dated December 6, 2001, the Election Form and the Notice to Change Election from Accept to Reject before deciding to participate in the exchange offer. The list of risks does not include certain risks that may apply to employees who live and work outside of the United States; again, we urge you to read the Sections in this Offer to Exchange discussing tax consequences in various countries, as well as the rest of the Offer to Exchange, the related memorandum from Human Resources dated December 6, 2001, the Election Form and the Notice to Change Election from Accept to Reject for a fuller discussion of the risks that may apply to you, and to consult with an investment and tax advisor as necessary before deciding to participate in this exchange offer."

5.  Conditions of the Offer.

    The first paragraph of Section 7 of the Offer to Exchange is replaced in its entirety by the following:

      "Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended, if at any time on or after December 6, 2001 and prior to the expiration date, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer:"

6.  Acceptance of Options for Exchange.

    We will not accept options tendered for exchange by an eligible employee if the only options tendered by the employee have exercise prices of less than $10.37 per share, the last reported sale price of our common stock during regular trading hours on December 3, 2001, as reported by the Nasdaq National Market. All references to our acceptance of options tendered for exchange in the Offer Documents are qualified by the condition that we will reject options if the only options tendered by an eligible employee have exercise prices of less than $10.37 per share.

7.  Questions?

    For additional information or assistance, you should contact Susan Grondahl at (408) 570-1076.

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  Exhibit 99.(a)(6)
PHOENIX TECHNOLOGIES LTD. SUPPLEMENT TO OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS December 21, 2001